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                           March 10, 2023

       Christine Pellizzari
       Chief Legal and Human Resources Officer
       Science 37 Holdings, Inc.
       800 Park Offices Drive, Suite 3606
       Research Triangle Park, North Carolina 27709

                                                        Re: Science 37
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 6, 2023
                                                            File No. 333-270285

       Dear Christine Pellizzari:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Jurgita Ashley